19010738

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKLER Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

30 Rockefeller Plaza New York, NY 10112-0015

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

AFFIRMATION

I, JAMES MOUNTAIN affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BUCKLER Securities LLC as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________________ Date Feb. 27, 2019

CFO

Title

Chief Financial Officer

Notary Public

BLANE S. PEREZ
Notary Public - State of Florida
Commission # GG 046805
My Comm. Expires Mar 7, 2021
Bonded through National Notary Assn.

Blane S. Perez

BUCKLER Securities LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of BUCKLER Securities LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of BUCKLER Securities LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

New York, NY

We have served as the Company's auditor since 2018.

BUCKLER Securities LLC
Balance Sheet

		As of December 31, 2018
ASSETS		
Cash	$	537,378
Securities purchased under agreements to resell		11,045,334,695
Receivables and deposits with brokers, dealers and clearing organizations		30,485,063
Prepaid expenses and other		116,304
TOTAL ASSETS	$	11,076,473,440
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Securities sold under agreements to repurchase	$	10,968,002,875
Accounts payable and other accrued expenses		2,394,859
TOTAL LIABILITIES		10,970,397,734
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		105,000,000
MEMBERS' EQUITY		1,075,706
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	11,076,473,440

See accompanying notes to the financial statement.

Note 1 - Organization and Nature of Business

BUCKLER Securities LLC (the "Company") is a Delaware limited liability company. The Company is owned in part by ARMOUR Capital Management LP ("ACM"), ARMOUR TRS Inc. ("ATRS") and several individuals (collectively the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. The Company provides financing in the repurchase agreement market for mortgage backed, agency, treasury and corporate securities.

Note 2 -Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash on deposit with financial institutions. The Company maintains cash balances which is held at primarily one financial institution and, at times may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position and creditworthiness of the depository institution in which the deposits are held. At December 31, 2018 the Company held cash in excess of secured limits of $287,378.

Cash Collateral Posted To/Held By Counterparties

Cash collateral posted to/held by counterparties represents cash posted by us to counterparties or posted by counterparties to us as collateral. Cash collateral posted to/by counterparties may include collateral for securities purchased under agreements to resell or repurchase.

Special Reserve Account

The Company is required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" (the "Reserve Account") according to SEC Rule 15c3-3. The Company makes weekly computations to determine the need to deposit funds in the account. At December 31, 2018 the balance of the Reserve Account was zero in accordance with required determinations. Should the Company hold any cash in this Special Reserve Account it would be categorized as restricted cash.

Financial Instruments Owned

Financial instruments owned consists of money market funds invested in U.S. Treasury Bills and Notes. They are carried at fair value.

Income Taxes

The Company is a Limited Liability Company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members.

The Company may become liable for certain state and local income taxes, at which point they will be reflected in the financial statement.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. See Note 9 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when being governed by the same Master Repurchase Agreement ("MRA"), settlement through the same brokerage or clearing account and maturing on the same day.

Under a typical reverse repurchase agreement, the Company purchases Mortgage Backed Securities ("MBS") or United States Treasuries from a borrower in exchange for cash and agrees to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower as earned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Repurchase agreements bear interest rates that have historically moved in close relationship to the Federal Funds Rate and the London Interbank Offered Rate ("LIBOR"). Under repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender borrower. A repurchase agreement operates as a financing arrangement under which securities are pledged as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back its pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. The repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines.

For the year ended December 31, 2018, the Company had the right to sell or repledge all of the securities it had received under reverse repurchase agreements.

As of December 31, 2018, the Company had received securities with a market value of $13,381,223,737 under reverse repurchase agreements and pledged securities with a market value of $13,229,046,738, under repurchase agreements, after netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

Note 3 - Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates issued by the Financial Accounting Standards Board. Those not listed below were deemed to be either not applicable, are not expected to have a significant impact on the financial statement when adopted, or did not have a significant impact on the financial statement upon adoption. In February 2016 the Financial Accounting Standards Board issued ASU 2016–02, Leases. The standard requires lessees to recognize on their balance sheets both a lease liability for the obligation to make lease payments and a right–of–use asset for the right to use the underlying asset for the lease term. The standard is effective for annual periods, beginning on or after December 15, 2018.The Company expects to recognize a right–of–use asset and lease liability of approximately $152,000. The Company has determined this standard will not have a material impact on the Company's regulatory capital, financial condition, or financial statement disclosures.

Note 4 - Receivables, Payables and Deposits with Brokers, Dealers and Clearing Organizations

Amounts receivable and deposits from brokers, dealers and clearing organization at December 31, 2018 consist of the following:

	December 31, 2018
Clearing Corporation Deposits, Cash	$ 21,416,410
Receivable from Clearing Corporation	3,230,071
Receivable from Clearing Broker	5,838,582
Total	$ 30,485,063

Note 5 - Clearing Arrangements with FICC and Concentration of Credit Risk

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. A portion of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Included in securities sold under agreements to repurchase on the Balance Sheet are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting is applied to the FICC reverse repurchase agreements and FICC repurchase agreements balances.

The following table presents the gross and net securities purchased and sold under reverse repurchase agreements at December 31, 2018.

	Gross Balance	Amounts netted on the Balance Sheet	Balance Sheet at December 31, 2018
Assets:			
Securities purchased under agreements to resell	$ 13,188,918,483	$ 2,143,583,788	$ 11,045,334,695
Liabilities:			
Securities sold under agreements to repurchase	$ 13,111,586,663	$ 2,143,583,788	$ 10,968,002,875

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2018 the Company had one customer, which is an affiliate, whose individual balances accounted for 10% or more of total securities purchased under agreements to resell on the Balance Sheet had a balance of $3,508,815,792 prior to netting.

Note 6 - Subordinated Loans

The Company has entered into three subordinated loan agreements. One agreement, which is a subordinated debt loan, was entered into with ARMOUR Residential REIT ("ARR"), an affiliate. Two separate agreements, which are subordinated equity loans, were entered into with ATRS.

Subordinated liabilities at December 31, 2018 included the following:

		December 31, 2018
ARR due 4/20/2020	$	65,000,000
ATRS due 4/21/2020		25,000,000
ATRS due 8/31/2020		15,000,000
Total	$	105,000,000

The loans have a stated interest rate of 0% with an additional variable rate ("Additional Interest") computed based on the amount of interest earned by the Company upon the investment of the proceeds of the loans in any securities, cash balances or other assets held in any clearing account, reserve account, liquidity account, sweep account, bank account, brokerage account or other similar account. If the proceeds of the loans are commingled with other funds for the purpose of such investments, the earnings therefrom shall be equitably pro-rated for purposes of calculating the amount of Additional Interest payable. The Additional Interest is calculated quarterly in arrears and is required to be paid to within fifteen business days of the close of each calendar quarter.

The Company may repay the loans at its option after obtaining FINRA approval all or a portion of the principal amounts any time subsequent to one year from the effective date of the loans.

Subsequent to December 31, 2018, the Company agreed to ARR contributing its loan of $65 million to ATRS and the restructuring of the three subordinated liabilities into a single subordinated loan with substantially similar terms and conditions due April 2022, subject to FINRA approval.

The subordinated loans meet the requirements to be allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Related Party Transactions

Securities Purchased Under Agreements to Resell

For the year ended December 31, 2018, the Company entered into reverse repurchase agreements with ARR. At December 31, 2018, the Company had $3,508,815,792 of open reverse repurchase agreements with ARR.

Expense Sharing Agreement with ARMOUR Capital Management LP

The Company has entered into an expense and office sharing agreement with ACM for the provision by ACM of certain services and access to certain resources of ACM to the Company. The Company receives a monthly allocation from ACM of certain office costs including the cost of certain employees providing services to the Company in accordance with the agreement. For the year ended December 31, 2018, there was $10,854 owing to ACM.

Gross Financing Profit Rebate

The Company is required to rebate to ARR quarterly an allocated share of gross financing profit as a reduction of interest on reverse repurchase agreements earned from ARR. Gross Financing Profit is defined as the difference between interest charged on reverse repurchase agreements with ARR minus the expenses incurred by the Company to fund the reverse repurchase agreements with ARR subject to a floor of $306,350 per annum until the end of the first quarter of 2020. To date no amounts have been payable under the rebate to ARR.

Note 8 - Commitments and Contingencies

Commitments

For the year ended December 31, 2018 the Company had forward commitments to enter into repurchase agreements in the amounts of $7,167,637,500 and reverse repurchase agreements of in the amounts of $1,882,087,500.

Software License and Technology Commitments

The Company has entered into an open ended software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services. The agreement provides for the Company to pay a minimum monthly fee of $64,000 to the Software Provider.

Leases

On September 1, 2017, the Company signed a 3 year lease agreement for office space in Greenwich, Connecticut. Minimum lease liability under the agreement is as follows:

Year ended December 31, 2019	$	96,232
Year ended December 31, 2020		65,039
Total	$	161,271

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Note 9 - Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825 Financial Instruments ("ASC 825) provides a measurement basis election for most financial instruments and ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for resale agreements and repurchase agreements.

Note 10 - Fair Value of Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third party sources, while unobservable inputs reflect management's market assumptions. The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The carrying amounts of the Company's financial assets and liabilities, including cash, receivables and deposits with clearing organization, payables, certain securities purchased under agreements to resell, and certain securities sold under agreements to repurchase approximate fair value because of the short-term maturity of these instruments.

At December 31, 2018 the Company had no assets or liabilities held at fair value.

The following table provides the carrying value and estimated fair value, by level within the fair value hierarchy of our financial assets and liabilities at December 31, 2018.

		Estimated Fair Value Hierarchy			
	Carrying Value	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value December 31, 2018**
Financial Assets:					
Cash	$ 537,378	$ 537,378	$ —	$ —	$ 537,378
Securities purchased under agreements to resell	11,045,334,695	—	11,045,334,695	—	11,045,334,695
Receivables and deposits with brokers, dealers and clearing organizations	30,485,063	—	30,485,063	—	30,485,063
Total Assets	$11,076,357,136	$ 537,378	$11,075,819,758	$ —	$11,076,357,136
Liabilities:					
Securities sold under agreements to repurchase	$10,968,002,875	$ —	$10,968,002,875	$ —	$10,968,002,875
Subordinated loans	105,000,000	—	105,000,000	—	105,000,000
Total Liabilities	$11,073,002,875	$ —	$11,073,002,875	$ —	$11,073,002,875

Note 11 - Securities Financing

In accordance with FASB ASC 860-30-50-7, the following table presents the remaining contractual maturity of the gross MBS securities purchased under agreements to resell.

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
December 31, 2018	$ 9,683,625,934	$ 2,358,921,148	$ 1,092,009,940	$ 53,407,409	$ 13,187,964,431

Note that the collateral pledged as part of repurchase and resell agreements are subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company (under a repurchase agreement) or a customer (under a resale agreement) may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market value of the collateral posted is reviewed by the Custodian's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

Note 12 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $105,973,790 which was $105,723,790 in excess of its required net capital.

Note 13 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date these financial statement were available for issuance and unless otherwise disclosed has not identified any recordable or disclosable events.

Buckler Securities, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2018

Buckler Securities, LLC

DECEMBER 31, 2018

Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members and the Board of Directors of BUCKLER Securities LLC

We have performed the procedures enumerated below, which were agreed to by BUCKLER Securities LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting differences related to rounding;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 27, 2019

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Buckler Securities LLC
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

8-69807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A.	General Assessment (item 2e from page 2)	$ 3,478
B.	Less payment made with SIPC-6 filed (exclude interest) July 31, 2018 (Date Paid)	(1,300)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,178
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,178

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 2,178

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Buckler Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Financial and Operations Principal (FINOP)
(Title)

Dated the 17th day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 100,199,999
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,338,960
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 96,542,640	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	96,542,640
Total deductions	97,881,600
2d. SIPC Net Operating Revenues	$ 2,318,399
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 3,478
	(to page 1, line 2.A.)